

Mail Stop 3720

May 7, 2009

Mr. Bradley Singer
Chief Financial Officer
Discovery Communications, Inc.
One Discovery Place
Silver Spring, MD 20910

      RE: **Discovery Communications, Inc.**
                Form 10-K for the year ended December 31, 2008
                Filed February 26, 2009
                File No. 1- 34177

Dear Mr. Singer:

      We have reviewed your supplemental response letter dated April 17, 2009 as well as your filing and have the following comments.

Introduction, page 37

1. We note your response to prior comment 2. As previously requested, revise your disclosures in future filings to explain how the 2007 As Adjusted results of operations presentation was derived, why you believe the presentation is relevant to investors, and any potential risks associated with using such presentation.

Operating Division Results, page 47

2. We note your response to prior comment 3. Please expand your proposed disclosures to discuss how you evaluated Adjusted OIBDA to analyze each of your segment's operating performance.

3. We note your response to prior comment 5. Please revise your proposed disclosures to address our prior comments and the following comments by reporting unit. We believe your proposed disclosures by reportable segment are not appropriate.

   - Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

Mr. Bradley Singer
Discovery Communications, Inc.
May 7, 2009
Page 2

- Due to a decline in the global economic environment, we note that you made changes to certain of your assumptions utilized in the discounted cash flow model for 2008 as compared to the prior year. In this regard:

    (a) Provide a discussion of your historical growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.
    (b) Disclose the annual growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.
    (c) In view of the current global economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flow analysis.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director